ATS-N/UA: Part III: Manner of Operations

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).	The ATS charges no connectivity fee. The ATS may pass through the connectivity costs, with no additional mark-up, to a subscriber from the subscriber's service provider if the subscriber's order flow does not meet a minimum revenue target. The ATS generally charges per-share ATS fees. The ATS fees are separately negotiated with each individual subscriber and may vary. ATS fees can range from $0.00 to $0.01. In some cases factors such as but not limited to those listed below may affect negotiated ATS fees: i. The use of ATS features (e.g. Conditional Session); ii. Volume Executed in ATS (e.g. a high volume subscriber may be charged a lower fee than a low volume subscriber); iii. Business type of the subscriber (e.g. Broker-Dealer subscriber may be charged lower fee than an institutional subscriber); iv. Overall relationship with the subscriber (e.g. bilateral rate may be negotiated if the subscriber operates an ATS). NFS is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the CrossStream ATS as an execution venue. NFS, as the broker-dealer operator of the CrossStream ATS, is the CAT executing broker on both buyside and sellside transactions on the CrossStream ATS and is assessed a CAT fee as such. NFS does not pass through these CAT fees to subscribers. In addition to fees described above, NFS will pass through SEC Section 31 fees it is assessed to direct broker-dealer subscribers.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or	Some Subscribers may be charged a general trading fee which encompasses trading across several NFS trading products such as algorithms, smart order routers, order management systems, sales desks, and the ATS. NFS may negotiate the fees across these products to one fee ("general trading fee"). NFS charges subscribers a general trading fee between $0.00 and $0.12/share for executions in the ATS. Generally these fees are based on the product used as opposed to the execution venue. In certain cases, NFS may negotiate a "cost plus" pricing structure. Under cost plus pricing, the client is responsible for paying all venue fees (ATS,

products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	exchange, etc.) incurred while trading through NFS trading products and a flat per share fee (irrespective of end venue). The venue fee portion of the overall cost plus fee will vary based on the execution venue. For example, if the client executes a share in CrossStream under cost plus pricing, they will be responsible for the ATS fee described in Part III Item 19a and a constant per share fee.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	NFS does not offer rebates for use of the ATS. All ATS fees are separately negotiated with each individual subscriber and may vary.

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